March 8, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Kayla Roberts

Re:	BMW FS Securities LLC Registration Statement on Form SF-3 File No. 333-229836

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of BMW FS Securities LLC (the “Registrant”) hereby requests that the effective date for Registration Statement No. 333-229836 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, March 12, 2019, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

BMW FS SECURITIES LLC, as Registrant

By: BMW Financial Services NA, LLC,
as member

By: /s/ Stefan Kramer
Name:	Stefan Kramer
Title:	Vice President - Finance and Chief Financial Officer